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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13D
                 Under the Securities Exchange Act of 1934
                            (Amendment No.    47    )*
                                          ---------

       Westminister Capital, Inc. (formerly Far West Financial Corporation)
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                                (Name of Issuer)

                      Common Stock, Par Value $1 Per Share
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                         (Title of Class of Securities)

                                   307351106
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                                 (CUSIP Number)

       William Belzberg and Bel-Cal Holdings, Ltd Telephone: (310 278-1930 9665 Wilshire Blvd., Suite M-10, Beverly Hills, CA 90212
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           (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 April 3, 2000
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            (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.


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CUSIP No. 307351106
          ---------
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 (1) Names of Reporting Persons.  S.S. or I.R.S. Identification Nos. of Above
     Persons
        William Belzberg
        Bel-Cal Holdings, Ltd
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 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /X/
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 (3) SEC Use Only

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 (4) Source of Funds*
        PF
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 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
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 (6) Citizenship or Place of Organization
        William Belzberg  2,301,570 - Canada
        Bel-Cal Holdings, Ltd  1,964,070 - Canada
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Number of Shares             (7) Sole Voting  William Belzberg  2,301,570
 Beneficially Owned                Power      Bel-Cal Holdings, Ltd  1,964,070*
 by Each Reporting          ---------------------------------------------------
 Person With                 (8) Shared Voting
                                   Power
                            ---------------------------------------------------
                             (9) Sole Dispositive
                                   Power      William Belzberg  2,301,570
                                              Bel-Cal Holdings, Ltd  1,964,070*
                            ---------------------------------------------------
                            (10) Shared Dispositive
                                   Power
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(11) Aggregate Amount Beneficially Owned by Each Reporting Person
        Bel-Cal Holdings, Ltd  1,964,070*
        William Belzberg  2,301,570
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(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
        X
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(13) Percent of Class Represented by Amount in Row (11)
        William Belzberg - 28.5%
        Bel-Cal Holdings, Ltd - 24.2%*
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                    *Included in the amount for Mr. Belzberg
(14) Type of Reporting Person*
        William Belzberg - IN
        Bel-Cal Holdings, Ltd - Corporation
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                    *SEE INSTRUCTION BEFORE FILLING OUT!


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                                AMENDMENT NO. 47
                                 TO SCHEDULE 13D
                          FILED PURSUANT TO RULE 13d-2
                      OF THE GENERAL RULES AND REGULATIONS
              UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED



         The undersigned hereby amend the Schedule 13D heretofore filed by them, as amended through the date hereof relating to the Common Stock, $1.00 Par Value, of Westminster Capital, Inc., a Delaware corporation, formerly Far West Financial Corporation ("Issuer").

ITEM 1.     SECURITY AND ISSUER.

         This Schedule D relates to the Common Stock, $1.00 par value of the Issuer (the "Common Stock"). The principal executive offices of Westminster Capital, Inc. are located at 9665 Wilshire Boulevard, Suite M-10, Beverly Hills, California 90212.

ITEM 2.     IDENTITY AND BACKGROUND

         Bel-Cal Holdings, Ltd. is a Canadian corporation ("Bel-Cal"). Its principal business is the ownership and management of investments, and its principal business and principal office are located at 1400 First Alberta Place, 777 - 8th Avenue, S.W., Calgary, Alberta, Canada T2P3R5.

         William Belzberg, 9665 Wilshire Boulevard, Suite M-10, Beverly Hills, California 90212, owns beneficially all of the outstanding voting stock of Bel-Cap. His principal occupation is President and Chief Executive Officer of the Issuer.

         Mr. Belzberg is the President, sole director and owner of all of the outstanding voting stock of Bel-Cal, and as such may be deemed to be the beneficial owner of the shares of Common Stock of the Issuer held by Bel-Cal pursuant to Rule 13d-3 of the Securities and Exchange Commission adopted under the Securities Exchange Act of 1934. Pursuant to Rule 13d-4 of the Securities and Exchange Commission, Mr. Belzberg disclaims beneficial ownership of that portion of the shares of Common Stock of the Issuer owned by Bel-Cal which is proportional to the shares of capital stock of Bel-Cal not owned of record by him

         Neither Bel-Cal nor Mr. Belzberg has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         On April 3,, 2000 Mr. Belzberg purchased 250,000 shares of Common Stock upon exercise of an option granted to him by the Issuer under the Issuer's 1986 Incentive Stock Option


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Plan. The purchase price was $1.99 per share or an aggregate of $497,500. In addition, on January 6, 1999 Mr. Belzberg purchased 87,500 shares of Common Stock upon exercise of an option granted under the Issuer's Non-Statutory Stock Option Plan. The purchase price was $2.75 per share or an aggregate of $240,625. The source of funds used to make both purchases was the personal assets of Mr. Belzberg.

ITEM 4.     PURPOSE OF TRANSACTION

         The shares of Common Stock of the Issuer were acquired by Mr. Belzberg for investment purposes. Neither Bel-Cal nor Mr. Belzberg has any plans or proposals relating to or resulting in any of the matters referred to in Item 4 of Schedule 13D, except that the Issuer has announced that it intends to pursue a strategy of acquiring controlling interests in other operating companies and Mr. Belzberg, as an officer of the Issuer, may be involved in seeking such acquisitions and, as a director of the Issuer, may be called upon to consider and approve such acquisitions.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER

         As of the date of this Amendment Mr. Belzberg owned of record 337,500 shares of Common Stock of the Issuer. Bel-Cal owned of record and beneficially 1,964,070 shares of the Common Stock of the Issuer. By virtue of being the owner of all of the outstanding voting stock of Bel-Cal, Mr. Belzberg may be deemed to have voting and dispositive powers with respect to such shares and thus may be deemed to beneficially own the shares. This would mean that he beneficially owns an aggregate of 2,301,570, shares representing approximately 28.5% of the outstanding shares of Common Stock of the Issuer as of the date of this Amendment.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         The shares of Common Stock of the Issuer were acquired by Mr. Belzberg for investment purposes. Neither Bel-Cal nor Mr. Belzberg has any contracts, arrangements, understandings or relationships (legal or otherwise) between themselves or with any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of the securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Not applicable.


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                                    SIGNATURE

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

April 4, 2000

                                        /s/ WILLIAM BELZBERG
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                                        WILLIAM BELZBERG


                                        BEL-CAL HOLDINGS, LTD

                                        /s/ William Belzberg
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                                              William Belzberg, President


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